novozymes®

RECEIVED

2006 AUG 18 P 2:05

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Elliot Staffin
Office of International Corporate Finance
U.S. Securities and Exchange Commissions,
Station Place Headquarters,
100 F. St. N.E.,
Washington, D.C. 20549
USA

08/09/2006

06016137

SUPPL

Re.: SEC File Number, 82-5116

This information is furnished pursuant to Rule 12g3-2(b).

Kindly receive stock exchange announcements no. 16 of August 2006.

Yours sincerely
**Novozymes A/S**

PROCESSED
AUG 23 2006
THOMSON
FINANCIAL

Ella Begtrup
Investor Relations
+45 44 42 23 79

dlw 8/22


**Novozymes A/S**
**Investor Relations**

**Krogshoejvej 36**
**2880 Bagsvaerd**
**Denmark**

**Tel.:**
**+45 8824 9999**
**Fax:**
**+45 4442 1002**

**Internet:**
**www.novozymes.com**
**CVR no.:**
**10 00 71 27**

# Group financial statement for first half of 2006

August 8, 2006

**Novozymes maintains the high earnings level. Growth in sales and operating profit of 8% and 10% respectively for the first half of 2006 is in line with the company's expectations. The full-year outlook for earnings remains unchanged, while the outlook for free cash flow is increased to DKK 850-950 million.**

- Sales rose by 8% to DKK 3,282 million from DKK 3,037 million in the first half of 2005. Measured in local currencies, sales rose by just over 5%
- Operating profit rose by 10% to DKK 657 million from DKK 597 million in 2005
- The operating profit margin for the first half of 2006 was 20.0%, compared with 19.7% in the same period of 2005
- Net financial costs were DKK 66 million against DKK 8 million in 2005
- Profit before tax was DKK 591 million, largely on a par with the first half of 2005
- Net profit for the period was DKK 443 million, marginally higher than the figure of DKK 441 million in 2005. Earnings per share for the period (diluted) were DKK 6.72, an increase of approximately 4%
- Free cash flow before acquisitions rose by 25% to DKK 600 million, compared with DKK 480 million in 2005
- Return on invested capital (ROIC) was 19.7%, the same as last year

## Outlook for 2006

Novozymes maintains its outlook for 2006 as published in January 2006. However, the outlook for free cash flow is being adjusted upwards from DKK 750-850 million to DKK 850-950 million, mainly as a result of tax-related one-off items. Growth in sales is expected to remain at 7-9% in DKK and 6-8% in local currencies. Operating profit is expected to grow at 7-9%, while growth in net profit is expected to be 5-7%.

novozymes®

Unlocking the magic of nature

"We are satisfied," says Steen Riisgaard, President and CEO. "With sales growth of 8% in DKK and just above 5% in local currencies, we are in line with our expectations for the period. We have also managed to achieve good productivity improvements in the first half, which underpin our earnings level and enable us to maintain our high operating profit margin at the same time as investing more in long-term growth. In the light of the results for the first half, we are standing by our outlook for the year within the parameters presented to the market in January 2006.
The recently completed acquisition of the UK company, Delta Biotechnology Ltd (now Novozymes Delta Ltd), is part of the company's strategy of developing a platform for ingredients for the biopharmaceutical industry. The existing product portfolio and pipeline from Novozymes Delta Ltd complements our existing projects within this area very well, and further it supports our continued expansion within media for cell cultures."

# Income statement and balance sheet

Appendix 1

## Sales

Sales in the first half of 2006 were DKK 3,282 million, an increase of 8% compared with the same period of 2005. Sales were positively affected by exchange rates. Measured in local currencies, sales rose by just above 5%. Activities acquired at the end of 2005 and the beginning of 2006 had a small positive effect on total sales. Organic growth in the first half of 2006 was 5%.

Sales in DKK mill.



3.037
3.282
1H 2005
1H 2006


Distribution of sales, 1H 2006



31%
29%
24%
10%
6%
Detergent enzymes
Other technical enzymes
Food enzymes
Feed enzymes
Microorganisms


Sales rose by 6% in the second quarter of 2006 compared with the second quarter of last year. As a result of exchange rate movements, particularly in the USD, the exchange rate effect was significantly smaller than in the first quarter of 2006. Measured in local currencies, growth in the period was 5%.

Appendices 1 and 2

## Sales of enzymes

Sales of enzymes rose by just under 8% to DKK 3,098 million from DKK 2,881 million in the first half of 2005. Exchange rate movements had a positive effect on sales of just over 2 percentage points.

Sales in DKK million



990
997
1H 2005
1H 2006


Sales of **detergent enzymes** rose by 1% in the first half of 2006 compared with the same period of 2005. There was a small positive exchange rate effect in the first half of 2006, with sales measured in local currencies on a par with 2005. The impact of higher detergent ingredient prices on enzyme sales has stabilised and, combined with continued growth in Third World markets, a slightly positive growth is expected for 2006.
There was a small increase in sales in both DKK and local currencies in the second quarter of 2006 compared with the same quarter of 2005.



800
967
1H 2005
1H 2006


Sales of **other technical enzymes** rose by 21% compared with the first half of 2005. This figure includes a positive exchange rate effect of approximately 4 percentage points. There was double-digit growth in sales of enzymes for the fuel ethanol and starch industries, while growth in sales of enzymes for the textile industry was lower. Growth in sales of enzymes for fuel ethanol continued to outstrip growth in production of fuel ethanol. Sales of pharmaceutical proteins and hyaluronic acid grew healthily, albeit still from a relatively low level.
The trend in the second quarter of 2006 compared with the second quarter of 2005 reflected the trend for the first half as a whole. In both cases growth was primarily driven by increased sales of enzymes for the fuel ethanol and starch industries.



752
791
1H 2005
1H 2006


Sales of **food enzymes** rose by 5% in DKK in the first half of 2006, and by just above 2% in local currencies. The trend in 2006 should be seen in the light of a challenging basis of comparison for the first half of 2005, where some of the growth related to stockbuilding at the distributor level. Growth in the first half of 2006 was primarily driven by progress in sales of baking enzymes and enzymes for alcohol, but sales of enzymes for processed foods also grew healthily.
Seen in isolation, growth in the second quarter of 2006 was also affected by stockbuilding in the same quarter last year. Sales of baking enzymes and enzymes for alcohol contributed most to the overall trend for the period.



340
344
1H 2005
1H 2006


Sales of **feed enzymes** rose by 1% in the first half of 2006 compared with 2005. Measured in local currencies, sales were 2% lower than in 2005. The trend in sales was strongly influenced by changes in the stock levels held by Novozymes' partner. Disregarding this impact, penetration of phytase continued in the markets outside Europe. The fluctuating stock levels are expected to level out over the course of 2006, and are therefore not expected to affect the growth outlook for the year.
Sales of feed enzymes rose by 3% in the second quarter of 2006 compared with the second quarter of last year. The increase in local currencies was 2%. The trend in the second quarters of both 2005 and 2006 was characterised by fluctuations in the stock levels held by Novozymes' partner.



Novozymes A/S
Investor Relations
2006-38381-01
Krogshoejvej 36
2880 Bagsvaerd
Denmark
Telephone:
+45 8824 9999
Telefax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Sales in DKK million


156
184
1H 2005
1H 2006

## Sales of microorganisms

Sales of microorganisms rose by 18% in the first half of 2006 compared with the first half of 2005. Adjusted for the positive exchange rate effect, sales rose by 14%. Growth was primarily driven by increased sales for institutional and household cleaning and wastewater treatment. There was a generally positive trend across the business area, with all areas achieving healthy growth. There was also double-digit growth in all geographical areas.

Compared with the same period of 2005, sales in the second quarter of 2006 rose by 10% in both DKK and local currencies. As for the first half as a whole, growth was primarily driven by the positive trend in sales for institutional and household cleaning.

Appendix 2

## Sales by geographical area

Sales in Europe in the first half of 2006 were largely on a par with the same period of 2005. The highest growth was achieved in sales of enzymes for fuel ethanol and sales of microorganisms. In the main the positive trend was balanced out by a fall in sales of baking and feed enzymes.

Growth in North America remained high, with sales rising by just below 19%, including a positive exchange rate effect of approximately 6%. The most positive trend was recorded in sales of enzymes for fuel ethanol and for the starch and baking industries. There was also healthy growth in sales of feed enzymes and microorganisms. Growth was reduced in part by lower sales of detergent enzymes.

Sales in Asia rose by 13%. The underlying growth in local currencies was 9%, driven by progress in virtually all industries but particularly in sales to the detergent and starch industries.

Sales in Latin America were 7% higher than in 2005. Adjusted for the positive exchange rate effect, growth in local currencies was 2%. This positive trend was driven primarily by healthy growth within both detergent and feed enzymes.

## New products

Novozymes launched four new products in the first half of 2006, specifically three new enzymes and one new microorganism:

- Liquanase®, a detergent enzyme which is effective on protein-based stains, particularly dried-in blood, and gets clothes clean at lower temperatures
- Cerezyme®, an enzyme for brewing based on sorghum
- BPX-1, a more effective enzyme for starch based fuel ethanol produced by the one-step process (also known as 'the cold process')


Novozymes A/S
Investor Relations
2006-38381-01
Krogshoejvej 36
2880 Bagsvaerd
Denmark
Telephone:
+45 8824 9999
Telefax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27



- Novo BioClean, a microorganism for institutional and household cleaning used to clean carpets

Sales of new products launched in the last five years represented approximately 30% of the Group's sales in the first half of 2006.

Appendix 1

## Costs, Licence fees and Other operating income

Total costs excluding net financials and tax rose by 8% to DKK 2,647 million from DKK 2,459 million in the first half of 2005.

Production costs rose by just below 7% compared with the first half of 2005, and were negatively affected by higher raw material and energy prices and also by higher exchange rates compared with the same period of 2005. The gross margin rose to 54.7%, against 54.0% last year, mainly due to productivity improvements within production.

Other operating costs rose by 9%. The trend was negatively affected by exchange rates and must also be seen against the background of a relatively low cost level in the first half of 2005. Some of the increase in costs was also related to the strategic initiative concerning market-expanding activities launched in August 2005.

In the first half of 2006 sales and distribution costs represented approximately 12% of sales for the period, while research and development costs and administrative costs represented 13% and 10% respectively.

Other operating income rose by 16% to DKK 22 million in the first half of 2006, compared with DKK 19 million in 2005. This increase was mainly due to a higher level of income from the research collaboration with Solvay Pharmaceuticals.

Depreciation and amortisation charges fell by 11% to DKK 214 million from DKK 240 million in the first half of 2005.

Appendix 1

## Operating profit


Operating profit (EBIT), DKK million
597
657
1H 2005
1H 2006


Operating profit margin, %
19,7
20,0
1H 2005
1H 2006


Novozymes A/S
Investor Relations
2006-38381-01
Krogshoejvej 36
2880 Bagsvaerd
Denmark
Telephone:
+45 8824 9999
Telefax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27



Operating profit rose to DKK 657 million from DKK 597 million, equivalent to an increase of 10%. This figure was positively affected by exchange rate movements. The operating profit margin, expressed as operating profit as a percentage of sales, was 20.0% against 19.7% in 2005.

Appendix 1

### Net financial items

Net financial costs rose to DKK 66 million from DKK 8 million in the first half of 2005. This increase was mainly due to a net foreign exchange loss of DKK 51 million on hedging the Group's currency exposure, particularly to the USD. Net interest expenses in the first half of 2006 were lower than in 2005 as a result of tax-related non-recurring interest income. Employee share options increased net financial costs by approximately DKK 6 million in the first half of 2006.

Net interest-bearing debt rose to DKK 1,030 million, compared with DKK 788 million in the first half of 2005 and DKK 877 million at year-end 2005.

Appendix 1

### Profit before tax and net profit for the period

Profit before tax for the first half of 2006 was DKK 591 million, largely on a par with the profit of DKK 589 million for the same period of 2005. Net profit for the period was DKK 443 million, which was marginally higher than the corresponding figure of DKK 441 million in 2005. The main factor in the trend in net profit was higher net financial costs in the first half of 2006. The outlook for growth in net profit remains unchanged at 5-7%.

Appendix 3

### Cash flow, investments and acquisitions

Free cash flow before acquisitions rose by 25% to DKK 600 million from DKK 480 million in the corresponding period of 2005. Tax-related non-recurring items had a positive impact on free cash flow in the second quarter of 2006, and were the main factors in the increase.

An increase in working capital, mainly as a result of an increase in inventories and receivables, had a negative impact on cash flow from operating activities. As expected, there was also an increase in net investments before acquisitions from DKK 125 million in 2005 to DKK 184 million in the first half of 2006. This increase was mainly due to the conversion of Novozymes' production facilities in Lund, Sweden.

In January 2006 Novozymes bought a small Chinese company within the biopolymers area. Taking this into account, free cash flow after acquisitions was DKK 534 million. In June Novozymes announced the purchase of Delta Biotechnology Ltd (now Novozymes Delta Ltd). The transaction was completed on July 6, 2006 and is thus not included in the financial statements for the first half of 2006.


Novozymes A/S
Investor Relations
2006-38381-01
Krogshoejvej 36
2880 Bagsvaerd
Denmark
Telephone:
+45 8824 9999
Telefax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Appendix 4

**Balance sheet and Statement of shareholders' equity**

Shareholders' equity was DKK 3,509 million at the end of the first half of 2006, compared with DKK 3,794 million on January 1, 2006. Shareholders' equity was increased by net profit for the period but reduced by currency translation adjustments in respect of subsidiaries' net assets, dividend payments and purchase of treasury shares. Shareholders' equity represented 48% of the balance sheet total at June 30, 2006.

A dividend of DKK 257 million was paid for 2005. Purchase of treasury shares (DKK 558 million), reduced by exercise of share options (DKK 90 million), decreased shareholders' equity by DKK 468 million in the period.

The Annual Meeting of Shareholders on March 1, 2006 passed a resolution to write down the nominal share capital by DKK 46 million by means of cancelling part of the company's holding of B shares. The write-down was effected in June 2006, and the nominal share capital is now DKK 650 million.
As part of the approved buy-back of shares worth DKK 1 billion in 2006, Novozymes purchased treasury shares worth DKK 558 million in the first half of the year. The holding of treasury shares at June 30, 2006 comprised 3.1% of the outstanding shares.

# Outlook for 2006

The spot rate on August 7, 2006 for the company's key currencies was lower relative to the DKK than the average rates in 2005. Thus the estimated average exchange rate for 2006 is lower for USD and JPY while it is higher for CNY than the average exchange rates for 2005.

| (DKK) | USD | JPY | CNY |
|---|---|---|---|
| Average exchange rate 2005 | 600 | 5.45 | 73.25 |
| Spot rate August 7, 2006 | 581 | 5.05 | 72.86 |
| Estimated average exchange rate 2006* | 595 | 5.15 | 74.30 |
| Change estimated ave. exchange rate 2006 compared with ave. exchange rate 2005 | -1% | -5% | 1% |

* Estimated ave. exchange rate is calculated as avg. ytd combined with spot rate as of August 7, 2006



**Novozymes confirms its outlook for 2006 for growth in sales and operating profit, while the outlook for free cash flow is being adjusted upwards.**

This outlook is based on exchange rates remaining at their current levels for the rest of 2006, particularly the USD, CNY and JPY. In greater detail, the outlook is as follows:

| | |
|---|---|
| Sales | Growth in sales of approximately 7-9% in DKK and approximately 6-8% in local currencies. |
| New products | Total launch of 6-8 new products in 2006. |
| Operating profit | Growth in operating profit of 7-9%. Operating profit will be negatively affected by less favourable exchange rates than the average exchange rates for 2005, as Novozymes has relatively fewer costs than revenues denominated in foreign currencies. A 5% change in the exchange rate for the USD and JPY is expected to have an impact on operating profit of DKK 30-40 million and DKK 5-15 million respectively. |
| Operating profit margin | Operating profit margin of approximately 19%. |
| Net financials | Net financial costs in the region of DKK 100 million. |
| Net profit | Growth in net profit of 5-7%. |
| Investments | Investments before acquisitions in the region of DKK 500-600 million. |
| Free cash flow | Free cash flow before acquisitions in the region of DKK 850-950 million. |
| ROIC | Return on invested capital (ROIC) of 18-19%. |

# Business development update

Novozymes is maintaining its overall strategic frameworks for the business, and a number of new initiatives have also been launched as part of the business development work.

Novozymes invests approximately 12-13% of sales in research and development each year, and the overall research effort is expected to increase in the coming years – partly as a result of the strategic initiative launched in 2005, cf. below, and partly as a result of increased research efforts into enzymes for special areas.


Novozymes A/S
Investor Relations
2006-38381-01
Krogshoejvej 36
2880 Bagsvaerd
Denmark
Telephone:
+45 8824 9999
Telefax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

**Increased efforts within enzymes for fuel ethanol**

Novozymes intends to increase efforts within enzymes for fuel ethanol in terms of business development, customer service and research and development. The focus on developing new, innovative products for the first-generation technology (starch-based fuel ethanol) will continue, and Novozymes will also undertake a high level of involvement in projects and processes within the second-generation technology (biomass-based fuel ethanol), in order to be able to design the optimal enzymatic solution for the final technology. The increased effort will make enzymes for fuel ethanol one of the Group's two primary commitment areas.

The second-generation technology is currently presenting major challenges and there is still uncertainty as to the process for the final technology. Based on the political positions adopted in the USA and China respectively, it is likely that a second-generation technology will be commercially viable in just over five years; timely enough to replace the first-generation technology when growth begins to diminish in this area.

**Updating the long-term growth initiative**

In August 2005, based on the company's expectation of continued productivity improvements, it was decided to increase the investment in market-expanding activities by up to DKK 60 million per year over the next 4-5 years. This investment focuses on enzymes and microorganisms, and is targeted at longer-term projects with potential for higher returns and risk than the research portfolio as a whole. Since August 2005 resources have primarily been concentrated on exploring opportunities in selected areas and, to date, the potential has been found to be interesting in a number of these areas, including 'sustainable agriculture and animal husbandry'. Specific development projects have been established within these areas, but are still in the very early stages. Novozymes is confident that several of the areas in question will take shape in research projects in the long term.

As well as additional investments in long-term organic growth, Novozymes is also increasing the focus on possible acquisitions, mainly smaller acquisitions which have a good strategic fit, i.e. are based on the same technology platform, and which can strengthen the company's position within a given area.

**Ingredients for the biopharmaceutical industry**

*Novozymes' strategy in the business area outside enzymes and microorganisms* continues to consist in entering into partnerships in the early stages of projects.

Business development within the areas of biopolymers and contract production of pharmaceutical proteins is proceeding to plan and without any substantial changes.

Progress is being made in the project concerning development of antimicrobial peptides for the treatment of antibiotic-resistant bacterial infections. Novozymes has now identified a 'lead candidate', which will be studied further in the preclinical trials now under way; these are expected to be completed during 2007.


Novozymes A/S
Investor Relations
2006-38381-01
Krogshoejvej 36
2880 Bagsvaerd
Denmark
Telephone:
+45 8824 9999
Telefax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

The latest initiative in the area 'ingredients for the biopharmaceutical industry' is recombinant proteins as a medium for cell cultures. The project concerning development of recombinant human serum albumin (rHSA) as a medium for cell cultures has shown progress, and satisfactory results have been obtained for a product at laboratory scale. An agreement has just been entered into with US-based Celliance Corporation, a subsidiary of Serologicals Corporation, to look into the commercialisation opportunities for rHSA. Test marketing is expected to be carried out with a number of potential customers in the second half of 2006.

In June 2006 Novozymes also bought the UK company Delta Biotechnology Ltd (now Novozymes Delta Ltd) from the Sanofi-Aventis Group. Novozymes Delta Ltd has a number of interesting development projects in the pipeline, including recombinant transferrin, which is another of the key proteins in media for cell cultures, and which complements Novozymes' own research project concerning development of rHSA. The company's leading product, Recombumin®, is the first commercially available recombinant human serum albumin approved by the FDA (the American Health Authorities). The acquisition of Novozymes Delta Ltd has given Novozymes access to significant know-how and technology within this area.

# Environmental and social discussion

Appendix 5

## Water and energy – effective utilisation of resources

Consumption of water and energy, adjusted for stockbuilding in the period, rose by 1% and 2% respectively in the first half of 2006 compared with the first half of 2005. The relative increase in the consumption of both water and energy, compared with 2005, is expected to rise in the second half, albeit still within the target of a maximum increase in actual consumption of water and energy of 7% and 9% respectively.

## Significant spills

There were no significant spills in the first half of 2006.

## Occupational accidents

The frequency of reported occupational accidents resulting in absence fell in the first half of 2006 to 3.0 per million working hours, compared with 5.3 in the same period of 2005.

## Rate of employee turnover and absence

Calculated at the end of the first half of 2006, the rate of employee turnover for the 12 months to date was 7.4%, equivalent to an increase of 1.7 percentage points on the corresponding period of last year. The rate of absence was 2.5% for the period, which is 0.4 percentage points lower than the first half of 2005.


Novozymes A/S
Investor Relations
2006-38381-01

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Telephone:
+45 8824 9999
Telefax:
+45 4442 1002

Internet:
www.novozymes.com
CVR number:
10 00 71 27



Novozymes has set a number of targets within the environmental and social area for 2006. A complete overview of these targets will be found in The Novozymes Report 2005, see www.novozymes.com.

# Forward-looking statements

This stock exchange announcement contains foreward-looking statements, including the financial outlook for 2006. Forward-looking statements are, by their very nature, associated with risks and uncertainties that may cause actual results to differ materially from expectations. The uncertainties may include unexpected developments in the international currency exchange and securities markets, market-driven price decreases for Novozymes' products, and the introduction of competing products within Novozymes' core areas.

**Bagsværd, August 8, 2006**

**Board of Directors**
**Novozymes A/S**


Novozymes A/S
Investor Relations
2006-38381-01
Krogshoejvej 36
2880 Bagsvaerd
Denmark
Telephone:
+45 8824 9999
Telefax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

## Contact persons

**Media relations:**
Eva Veileborg Hald
Tel. (direct): +45 4442 3338
Tel. (mobile): +45 3079 3338

Cirkeline Buron
Tel. (direct): +45 4446 0626
Tel. (mobile): +45 3077 0626

**Investor relations:**
Lene Aaboe
Tel. (direct): +45 4446 0082
Tel. (mobile): +45 3077 0082

Tobias Bjørklund
Tel. (direct): +45 4442 8682
Tel. (mobile): +45 3079 8682

Ian Christensen
Tel. (direct): +45 4446 0341
Tel. (mobile): +45 3077 0341

*Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 4,000 people in more than 30 countries. Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.*



# Statement of the Board of Directors and the Management

The Board of Directors and the Management have considered and approved the unaudited Group financial statement for Novozymes A/S for the second quarter of 2006.

The financial statement has been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the EU, and the regulations of the Copenhagen Stock Exchange for the presentation of quarterly financial statements by listed companies.

In our opinion the accounting policies used are appropriate and the Group financial statement gives a true and fair view of the Group's assets, liabilities, net profit and financial position at June 30, 2006, and of the Group's activities and cash flow for the second quarter of 2006.

Bagsværd, August 8, 2006

**Management:**

Steen Riisgaard
*President and CEO*

Per Falholt

Per Månsson

Peder Holk Nielsen

Arne W. Schmidt

**Board of Directors:**

Henrik Gürtler
*Chairman*

Kurt Anker Nielsen
*Vice Chairman*

Paul Petter Aas

Jerker Hartwall

Arne Hansen

Søren Jepsen

Ulla Morin

Walther Thygesen

Hans Werdelin


Novozymes A/S
Investor Relations
2006-38381-01
Krogshoejvej 36
2880 Bagsvaerd
Denmark
Telephone:
+45 8824 9999
Telefax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27



# Appendices

| | |
|---|---|
| Appendix 1 | Main items and key figures |
| Appendix 2 | Distribution of sales |
| | 2.1 By industry |
| | 2.2 By geographical area |
| | 2.3 Quarterly sales by industry |
| | 2.4 Quarterly sales by geographical area |
| Appendix 3 | Statement of cash flow and financial resources |
| Appendix 4 | Balance sheet and Statement of shareholders' equity |
| | 4.1 Balance sheet |
| | 4.2 Statement of shareholders' equity |
| Appendix 5 | Selected key figures, environmental and social area |
| Appendix 6 | Overview of Stock exchange announcements for 2006 to date (excluding insider trading) |
| Appendix 7 | Financial calendar 2006 |



# Appendix 1: Main items and key figures

| (DKK million) | 2006 1H | 2005 1H | %change 1H/1H | 2006 Q2 | 2005 Q2 | % change 2Q/2Q |
|---|---|---|---|---|---|---|
| **Sales** | **3,282** | **3,037** | **8%** | **1,649** | **1,561** | **6%** |
| - Enzymes | 3,098 | 2,881 | 8% | 1,559 | 1,479 | 5% |
| - Microorganisms | 184 | 156 | 18% | 90 | 82 | 10% |
| | | | | | | |
| **Gross profit** | **1,795** | **1,641** | **9%** | **913** | **858** | **6%** |
| Gross margin | 54.7% | 54.0% | - | 55.4% | 55.0% | - |
| | | | | | | |
| **Operating profit** | **657** | **597** | **10%** | **344** | **322** | **7%** |
| Operating profit margin | 20.0% | 19.7% | - | 20.9% | 20.6% | - |
| | | | | | | |
| Net financials | (66) | (8) | - | (18) | 0 | - |
| **Profit before tax** | **591** | **589** | **0%** | **326** | **322** | **1%** |
| | | | | | | |
| Corporation tax | (148) | (148) | 0% | (79) | (74) | 7% |
| **Net profit** | **443** | **441** | **0%** | **247** | **248** | **0%** |
| | | | | | | |
| Attributable to: | | | | | | |
| Shareholders in the parent company | 438 | 440 | 0% | 244 | 248 | -2% |
| Equity minority interests | 5 | 1 | - | 3 | 0 | - |
| | | | | | | |
| Foreign exchange gain/(loss), net | (51) | 9 | - | (27) | 5 | - |
| Interest income/(costs) | (3) | (12) | - | 7 | (4) | - |
| Other financial items | (12) | (5) | - | 2 | (1) | - |
| **Total financial income/(costs)** | **(66)** | **(8)** | - | **(18)** | **0** | - |
| | | | | | | |
| **Earnings per DKK 10 share** | **6.89** | **6.65** | **4%** | **3.83** | **3.74** | **2%** |
| Average no. of A/B shares, outstanding (million) | 63.5 | 66.2 | - | 63.7 | 66.3 | - |
| | | | | | | |
| **Earnings per DKK 10 share (diluted)** | **6.72** | **6.49** | **4%** | **3.73** | **3.67** | **2%** |
| Weighted ave. no. of outstanding shares, diluted (million) | 65.2 | 67.8 | - | 65.4 | 67.6 | - |
| | | | | | | |
| **Free cash flow before acquisitions** | **600** | **480** | **25%** | **308** | **213** | **45%** |
| | | | | | | |
| Return on invested capital after tax (ROIC), incl. goodwill | 19.7% | 19.6% | - | 20.7% | 21.9% | - |
| | | | | | | |
| Net interest-bearing debt | 1,030 | 788 | 31% | 1,030 | 788 | 31% |
| | | | | | | |
| Equity ratio | 47.6% | 53.1% | - | 47.6% | 53.1% | - |
| | | | | | | |
| Return on equity | 24.3% | 22.5% | - | 28.1% | 25.9% | - |


Novozymes A/S
Investor Relations
2006-38381-01
Krogshoejvej 36
2880 Bagsvaerd
Denmark
Telephone:
+45 8824 9999
Telefax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27



# Appendix 2: Distribution of sales

## 2.1 By industry

| (DKK million) | 2006 1H | 2005 1H | % change YTD | 2006 Q2 | 2005 Q2 | % change Q2 / Q2 |
|---|---|---|---|---|---|---|
| **Enzymes** | **3,098** | **2,881** | **8** | **1,559** | **1,479** | **5** |
| - technical enzymes | 1,963 | 1,789 | 10 | 982 | 915 | 7 |
| - detergent | 997 | 990 | 1 | 492 | 490 | 0 |
| - other technical | 966 | 799 | 21 | 490 | 425 | 15 |
| - food enzymes | 791 | 752 | 5 | 404 | 396 | 2 |
| - feed enzymes | 344 | 340 | 1 | 173 | 168 | 3 |
| **Microorganisms** | **184** | **156** | **18** | **90** | **82** | **10** |
| **Sales** | **3,282** | **3,037** | **8** | **1,649** | **1,561** | **6** |

## 2.2 By geographical area

| (DKK million) | 2006 1H | 2005 1H | % change YTD | % currency impact | % change in local currency |
|---|---|---|---|---|---|
| Europe, Middle East & Africa | 1,372 | 1,380 | (1) | (0) | (1) |
| North America | 1,012 | 854 | 19 | (6) | 13 |
| Asia Pacific | 681 | 601 | 13 | (4) | 9 |
| Latin America | 217 | 202 | 7 | (5) | 2 |
| **Sales** | **3,282** | **3,037** | **8** | **(3)** | **5** |

## 2.3 Quarterly sales by industry

| | 2006 | | 2005 | | | | % change |
|---|---|---|---|---|---|---|---|
| (DKK million) | Q2 | Q1 | Q4 | Q3 | Q2 | Q1 | Q2 / Q2 |
| **Enzymes** | **1,559** | **1,539** | **1,549** | **1,543** | **1,479** | **1,402** | **5** |
| - technical enzymes | 982 | 981 | 987 | 958 | 915 | 874 | 7 |
| - detergent | 492 | 505 | 508 | 516 | 490 | 500 | 0 |
| - other technical | 490 | 476 | 479 | 442 | 425 | 374 | 15 |
| - food enzymes | 404 | 387 | 354 | 385 | 396 | 356 | 2 |
| - feed enzymes | 173 | 171 | 208 | 200 | 168 | 172 | 3 |
| **Microorganisms** | **90** | **94** | **75** | **77** | **82** | **74** | **10** |
| **Sales** | **1,649** | **1,633** | **1,624** | **1,620** | **1,561** | **1,476** | **6** |

## 2.4 Quarterly sales by geographical area

| | 2006 | | 2005 | | | | % change |
|---|---|---|---|---|---|---|---|
| (DKK million) | Q2 | Q1 | Q4 | Q3 | Q2 | Q1 | Q2 / Q2 |
| Europe, Middle East & Africa | 689 | 683 | 656 | 723 | 714 | 666 | (4) |
| North America | 507 | 505 | 475 | 444 | 440 | 414 | 15 |
| Asia Pacific | 340 | 341 | 351 | 326 | 303 | 298 | 12 |
| Latin America | 113 | 104 | 142 | 127 | 104 | 98 | 9 |
| **Sales** | **1,649** | **1,633** | **1,624** | **1,620** | **1,561** | **1,476** | **6** |


Novozymes A/S
Investor Relations
2006-38381-01
Krogshoejvej 36
2880 Bagsvaerd
Denmark
Telephone:
+45 8824 9999
Telefax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27



# Appendix 3: Statement of cash flow

| (DKK million) | 2006 1H | 2005 1H |
|---|---|---|
| **Net profit** | **443** | **441** |
| Reversals of non-cash expenses | 501 | 296 |
| Corporation tax paid | 44 | (176) |
| Interest received | 64 | 25 |
| Interest paid | (85) | (29) |
| **Cash flow before change in working capital** | **967** | **557** |
| **Change in working capital** | | |
| (Increase)/decrease in receivables | (95) | 75 |
| (Increase)/decrease in inventories | (71) | (118) |
| Other liabilities | (17) | 91 |
| **Cash flow from operating activitites** | **784** | **605** |
| **Investments** | | |
| Purchase of intangible fixed assets | (12) | (4) |
| Sale of property, plant & equipment | 18 | 7 |
| Purchase of property, plant & equipment | (190) | (128) |
| **Cash flow from investing activities before acquisitions** | **(184)** | **(125)** |
| **Free cash flow before acquisitions** | **600** | **480** |
| Acquisition of activities and companies | (66) | - |
| **Free cash flow after acquisitions** | **534** | **480** |


Novozymes A/S
Investor Relations
2006-38381-01
Krogshoejvej 36
2880 Bagsvaerd
Denmark
Telephone:
+45 8824 9999
Telefax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

# Appendix 4: Balance sheet and Statement of share-holders' equity

## 4.1: Balance sheet, June 30, 2006

| Assets<br>(DKK million) | 2006<br>1H | 2005<br>End |
|---|---|---|
| Completed IT development projects | 41 | 52 |
| Acquired patents, licences and know-how | 258 | 239 |
| Goodwill | 130 | 120 |
| IT development projects in progress | 23 | 20 |
| **Intangible fixed assets** | **452** | **431** |
| | | |
| Land and buildings | 1,730 | 1,796 |
| Production equipment and machinery | 926 | 985 |
| Other equipment | 302 | 315 |
| Plant, property and equipment under construction | 454 | 381 |
| **Property, plant and equipment** | **3,412** | **3,477** |
| | | |
| **Deferred tax assets** | **33** | **42** |
| | | |
| **Non-current financial assets (non interest-bearing)** | **25** | **20** |
| | | |
| **Total fixed assets** | **3,922** | **3,970** |
| | | |
| Raw materials and consumables | 174 | 178 |
| Goods in progress | 289 | 305 |
| Finished goods | 787 | 714 |
| **Inventories** | **1,250** | **1,197** |
| | | |
| Trade receivables | 1,063 | 1,056 |
| Tax receivable | 162 | 318 |
| Other receivables | 178 | 163 |
| **Receivables** | **1,403** | **1,537** |
| | | |
| Financial assets (interest-bearing) | 126 | 132 |
| Financial assets (non interest-bearing) | 64 | 19 |
| **Total financial assets** | **190** | **151** |
| | | |
| **Cash at bank and in hand** | **600** | **454** |
| | | |
| **Total current assets** | **3,443** | **3,339** |
| | | |
| **Total assets** | **7,365** | **7,309** |


Novozymes A/S
Investor Relations
2006-38381-01

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Telephone:
+45 8824 9999
Telefax:
+45 4442 1002

Internet:
www.novozymes.com
CVR number:
10 00 71 27

| Liabilities and shareholders' equity (DKK million) | 2006 1H | 2005 End |
|---|---|---|
| Share capital | 650 | 696 |
| Treasury shares | (923) | (1,659) |
| Other reserves | 114 | 122 |
| Retained earnings | 3,630 | 4,602 |
| Minority interests | 38 | 33 |
| **Total shareholders' equity** | **3,509** | **3,794** |
| Deferred tax liabilities | 557 | 574 |
| Long-term employee benefits | 12 | 17 |
| Non-current provisions | 88 | 63 |
| Non-current financial liabilities (interest-bearing) | 1,676 | 1,353 |
| Non-current financial liabilities (non interest-bearing) | 48 | 43 |
| Other non-current liabilities (interest-bearing) | 23 | 23 |
| **Total non-current liabilities** | **2,404** | **2,073** |
| Financial liabilities (interest-bearing) | 57 | 87 |
| Financial liabilities (non interest-bearing) | 16 | 81 |
| Provisions | 20 | 11 |
| Trade payables | 243 | 259 |
| Amount owed to related parties | 48 | 54 |
| Tax payable | 78 | 48 |
| Other current liabilities | 990 | 902 |
| **Total current liabilities** | **1,452** | **1,442** |
| **Total liabilities** | **3,856** | **3,515** |
| **Total liabilities and shareholders' equity** | **7,365** | **7,309** |


Novozymes A/S
Investor Relations
2006-38381-01
Krogshoejvej 36
2880 Bagsvaerd
Denmark
Telephone:
+45 8824 9999
Telefax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27



## 4.2 Statement of shareholders' equity, 1st half 2006

| (DKK million) | 2006 1H | 2005 End |
|---|---|---|
| **Shareholders' equity excl. minority interests - beginning of period** | **3,761** | **3,917** |
| Net profit | 443 | 858 |
| Dividend paid | (255) | (231) |
| Purchase of treasury shares, net | (468) | (927) |
| Fair value and currency adjustments, etc. | (10) | 144 |
| **Shareholders' equity excl. minority interests** | **3,471** | **3,761** |
| | | |
| Minority interests - Beginning of period | 33 | 30 |
| Net profit | 5 | 3 |
| Dividend paid | (2) | (1) |
| Currency adjustments, etc. | (2) | 1 |
| Change in minority interests | 4 | 0 |
| **Minority interests - end of period** | **38** | **33** |
| | | |
| **Total equity - end of period** | **3,509** | **3,794** |



Novozymes A/S
Investor Relations
2006-38381-01

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Telephone:
+45 8824 9999
Telefax:
+45 4442 1002

Internet:
www.novozymes.com
CVR number:
10 00 71 27